October 28, 2010

Barnes & Noble, Inc.

Preliminary Proxy Statement on Schedule 14A

Filed October 12, 2010

File No. 1-12302

Dear Ms. Duru:

On behalf of Barnes & Noble, Inc. (the “Company”), this letter responds to the oral comment provided on October 27, 2010 by the staff of the Division of Corporation Finance, Office of Mergers and Acquisitions (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on the preliminary proxy statement on Schedule 14A (the “Preliminary Proxy Statement”), filed by the Company with the Commission on October 12, 2010.

In response to the Staff’s request for additional detail regarding the Company’s conclusion that distributing broker search cards 20 business days prior to the October 21, 2010 record date (the “Record Date”) for the special meeting of stockholders scheduled to be held on November 17, 2010 (the “Special Meeting”) was impracticable within the meaning of Rule 14a-13(a)(3)(i) under the Securities Exchange Act of 1934, the Company respectfully advises the Staff of the following:

On November 17, 2009, the Board of Directors of the Company (the “Board”) adopted the Rights Agreement, dated as of November 17, 2009, as amended February 17, 2010 and June 23, 2010, between the Company and Mellon Investor Services LLC (as amended from time to time, the “Rights Agreement”), in response to an investor’s rapid accumulation of the Company’s common stock. In adopting the Rights Agreement, the Board was mindful of RiskMetrics’ policy with respect to rights plans, including that RiskMetrics will recommend withhold votes on a board’s director nominees if the board does not commit to putting a rights plan to a stockholder vote within 12 months or reneges on a prior commitment to put a rights plan to a stockholder vote within such period. In light of RiskMetrics’ policy, at the time the Rights Agreement was announced, the Company publicly stated that it intended to submit the

Rights Agreement for stockholder ratification within 12 months. The Company later made equivalent statements in various submissions to the Delaware Court of Chancery in connection with litigation brought by Yucaipa American Alliance Fund II, L.P. and Yucaipa American Alliance (Parallel) Fund II, L.P. (together, “Yucaipa”) challenging the Board’s adoption and maintenance of the Rights Agreement and in certain of its solicitation materials in connection with the Company’s 2010 annual meeting of stockholders (the “Annual Meeting”), held on September 28, 2010.

The Board considered but ultimately determined not to seek stockholder ratification of the Rights Agreement at the Annual Meeting. In reaching this determination, the Board concluded, in light of the facts and circumstances at the time, that it was in the best interest of the Company and its stockholders to defer consideration of the Rights Agreement to a subsequent special meeting held within 12 months of the adoption of the Rights Agreement. In addition, anticipating the possibility of a proxy contest with Yucaipa, the Board concluded the focus of the Annual Meeting should be principally on the election of Directors. Consequently, the Company did not include a proposal to ratify the Rights Agreement in its preliminary proxy statement for the Annual Meeting, filed by the Company with the Commission on August 3, 2010.

Subsequent to the Company’s filing of its preliminary proxy statement for the Annual Meeting, Yucaipa nominated three individuals for election to the Board at the Annual Meeting and submitted a non-binding proposal requesting that the Board amend the Rights Agreement to increase the beneficial ownership triggering threshold from 20% to 30% (the “Rights Agreement Proposal”). In light of Yucaipa’s submission of the Rights Agreement Proposal to a vote at the Annual Meeting, the Board decided not to modify its prior determination not to seek stockholder ratification of the Rights Agreement at the Annual Meeting. In reaching that determination, the Board continued to believe it was in the best interest of the Company and its stockholders to defer stockholder ratification of the Rights Agreement as a whole notwithstanding the Rights Agreement Proposal. In addition, the Board believed it was appropriate for the Board as constituted following the Annual Meeting (which might have included as many as three new Directors) to determine how to proceed and what recommendation to make to the Company’s stockholders with respect to the Rights Agreement. The Company also believed it would be confusing to have two different proposals relating to the Rights Agreement being voted on at the same stockholder meeting and believed it would be inappropriate to allow Yucaipa to determine the agenda for the Annual Meeting.

The inspector of election for the Annual Meeting provided the preliminary voting results from the Annual Meeting to the Company’s proxy solicitor on October 4, 2010, provided revised preliminary voting results from the Annual Meeting to the Company’s proxy solicitor on October 11, 2010 and certified the final voting results from the Annual Meeting on October 12, 2010.

On October 11, 2010, the Board reviewed the Annual Meeting voting results, including, but not limited to, the preliminary voting results with respect to the Rights Agreement Proposal. The Board was under an obligation imposed by Delaware law applicable to rights plans to evaluate, in light of the results of the Annual Meeting, whether it was consistent with the Board’s fiduciary duties for the Company to maintain the Rights Agreement in its current form, terminate the Rights Agreement without replacing it or replace the Rights Agreement with a rights plan with different terms.1 The Board was not in a position to make a fully informed decision on an appropriate course of action with respect to the Rights Agreement until it had the opportunity to review an analysis of the voting results of the Annual Meeting. Following its review of the Annual Meeting voting results and in light of applicable Delaware law, the Board decided to maintain the Rights Agreement in its current form and determined to hold the Special Meeting to seek stockholder ratification of the Rights Agreement. The Board fixed November 17, 2010, the one year anniversary of the adoption of the Rights Agreement, as the date of the Special Meeting based on RiskMetrics’ policy that rights plans be submitted to a stockholder vote within 12 months of their adoption and the Company’s multiple prior public statements that it intended to seek stockholder ratification of the Rights Agreement by that date. The Board was mindful that RiskMetrics had recommended in favor of Yucaipa’s Director slate and the Rights Agreement Proposal at the Annual Meeting, heightening the Board’s concern that holding the Special Meeting after November 17, 2010 would expose the Company to the risk that RiskMetrics would recommend withhold votes on the Board’s Director nominees at the 2011 annual meeting of stockholders or that RiskMetrics would recommend that stockholders vote against ratification of the Rights Agreement at the Special Meeting.

Having determined that the Special Meeting would be held on November 17, 2010, the Board fixed October 21, 2010 as the Record Date. The Company’s proxy solicitor recommended to the Company that setting a record date 20 business days after the date on which the Board made its decision to hold the Special Meeting would result in a solicitation period that was not sufficient to enable a full solicitation of proxies prior to the Special Meeting. The Company’s proxy solicitor also advised that based on its prior experience in obtaining the beneficial owner information required by Rule 14a-13 it would be able to obtain such information in advance of the Record Date, given that a very substantial majority of the banks and brokers have outsourced the task of responding to Rule 14a-13 inquiries to Broadridge.

We understand that the Company’s proxy solicitor caused broker search cards to be distributed on October 12, 2010, the earliest practicable date after the Board reached a decision to hold the Special Meeting and established the Record Date for the Special Meeting. The Company’s proxy solicitor has informed us that it received responses from all of the record holders to which broker search cards had been distributed by October 19, 2010, which is two calendar days prior to the Record Date and provided ample time for the Company to ensure a sufficient amount of proxy solicitation materials would be printed. We further understand from the Company’s proxy solicitor that allowing a longer period of time between the date on which broker search cards were distributed and the record date would not have yielded any additional information about the number of beneficial owners, which is the purpose of the inquiries required by Rule 14a-13.

On the basis of the foregoing, the Company respectfully submits that distributing broker search cards 20 business days prior to the October 21, 2010 Record Date for the Special Meeting was impracticable within the meaning of Rule 14a-13(a)(3)(i) and that the Company has complied with Rule 14a-13 with respect to the Special Meeting.

* * *

1	The Delaware Court of Chancery stated that “the board has an ongoing duty . . . to monitor its use of the rights plan, and to assure that the rights plan is operating reasonably in light of the circumstances the board faces.” (Transcript of the Delaware Court of Chancery’s August 31, 2010 Ruling, p. 5.)

As requested by the Staff, attached hereto as Annex A is a written acknowledgement by the Company of certain matters.

If you have any questions regarding the contents of this letter, please do not hesitate to contact me at the number listed above.

Sincerely,

/s/ Andrew R. Thompson
Andrew R. Thompson

Mellissa Duru, Esq.

Special Counsel

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Brigitte Lippmann, Esq.

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

VIA EDGAR AND FEDEX

Copy to:

Mr. Joseph J. Lombardi

Chief Financial Officer

Barnes & Noble, Inc.

122 Fifth Avenue

New York, NY 10011

Eugene V. DeFelice, Esq.

Vice President, General Counsel and Corporate Secretary

Barnes & Noble, Inc.

122 Fifth Avenue

New York, NY 10011

Annex A

As requested by the Staff, in connection with the Preliminary Proxy Statement filed by the Company with the Commission on October 12, 2010, the Company hereby acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

BARNES & NOBLE, INC.,

by	/s/ Eugene V. DeFelice
	Name:	Eugene V. DeFelice
	Title:	Vice President, General Counsel and Corporate Secretary